SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                                            CORRECTED
                                                            ---------

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                            (Amendment No.  )


                             Maxicare Health
              ----------------------------------------------
                             (Name of Issuer)


                               Common Stock
              -----------------------------------------------
                      (Title of class of securities)


                                 577904204
              -----------------------------------------------
                              (CUSIP number)


Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                               SCHEDULE 13G

     CUSIP No. 577904204                               PAGE 2 OF 9 PAGES

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Morgan Stanley Group Inc.
          IRS # 13-283-8891

2.   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [ ]
                                                  (b)  [ ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The state of organization is Delaware.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER
               0


     6.   SHARED VOTING POWER
               See response to Item 4, page 4.


     7.   SOLE DISPOSITIVE POWER
               0


     8.   SHARED DISPOSITIVE POWER
               See response to Item 4, page 4.


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See response to Item 4, page 4.


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          See response to Item 4, page 4.


12.  TYPE OF REPORTING PERSON*
          IA, CO



                  * SEE INSTRUCTIONS BEFORE FILLING OUT !

                               SCHEDULE 13G

     CUSIP No. 577904204                               PAGE 3 OF 9 PAGES

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Morgan Stanley & Co. Incorporated
          IRS # 13-265-5996

2.   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [ ]
                                                  (b)  [ ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          The state of organization is Delaware.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER
               0


     6.   SHARED VOTING POWER
               See response to Item 4, page 4.


     7.   SOLE DISPOSITIVE POWER
               0


     8.   SHARED DISPOSITIVE POWER
               See response to Item 4, page 4.


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See response to Item 4, page 4.


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          See response to Item 4, page 4.


12.  TYPE OF REPORTING PERSON*
          BD, CO



                  * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP NO. 577904204                                    PAGE 4 OF 9 PAGES

Item 1(a)      Name of Issuer
               --------------

               Maxicare Health

Item 1(b)      Address of issuer's principal executive offices
               -----------------------------------------------

               1149 South Broadway Street
               Los Angeles, CA 90015


Item 2(a)      Name of person filing
               ---------------------

               (a)  Morgan Stanley Group Inc.
               (b)  Morgan Stanley & Co. Incorporated


Item 2(b)      Principal business office
               -------------------------

               (a)  1251 Avenue of the Americas
                    New York, New York 10020

               (b)  1221 Avenue of the Americas
                    New York, New York 10020


Item 2(c)      Citizenship
               -----------

               Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.


Item 2(d)      Title of class of Securities
               ----------------------------

               Common Stock


Item 2(e)      Cusip No.
               ---------

               577904204


Item 3         (a)  Morgan Stanley Group Inc. is (e) an Investment
                    Adviser registered under section 203 of the Investment Advisers Act of 1940.

               (b) Morgan Stanley & Co. Incorporated is (a) a Broker-Dealer registered under Section 15 of the Securities Exchange Act of 1934.


Item 4         Ownership
               ---------

               On February 14, 1995, as a result of a clerical error, a
               Schedule 13G was filed on behalf of each reporting person indicating that as of December 30, 1994, Morgan Stanley Group Inc. held 908,711 shares of the issuer's common stock and Morgan Stanley & Co. Incorporated held 908,700 shares of the issuer's common stock. In fact, neither reporting person holds nor has held a reportable position in the common stock if the issuer.

CUSIP NO. 577904204                                    PAGE 5 OF 9 PAGES

Item 5         Ownership of 5 Percent or Less of a Class
               -----------------------------------------

               See Item 4.


Item 6         Ownership of More than 5 percent on Behalf of Another Person
               ------------------------------------------------------------

               Inapplicable; See Item 4.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
               ------------------------------------------------------------

               Inapplicable


Item 8         Identification and Classification of Members of the Group
               ---------------------------------------------------------

               Inapplicable


Item 9         Notice of Dissolution of Group
               ------------------------------

               Inapplicable


Item 10        Certification
               -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 577904204                                    PAGE 6 OF 9 PAGES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



               Date:          July 7, 1995

               Signature:     /s/ Edward J. Johnsen
                              ------------------------------------------
               Name/Title:    Edward J. Johnsen / Vice President
                              Morgan Stanley & Co. Incorporated
                              ----------------------------------------
                              MORGAN STANLEY GROUP INC.



               Date:          July 7, 1995

               Signature:     /s/ Edward J. Johnsen
                              -------------------------------------------
               Name/Title:    Edward J. Johnsen / Vice President
                              Morgan Stanley & Co. Incorporated
                              -----------------------------------------
                              MORGAN STANLEY & CO. INCORPORATED



                    INDEX TO EXHIBITS                            PAGE
                    -----------------                            ----
EXHIBIT 1      Agreement to Make a Joint Filing.                  7

EXHIBIT 2      Secretary's Certificate Authorizing Edward J.
               Johnsen to Sign on behalf of Morgan Stanley Group
               Inc.                                               8

EXHIBIT 3      Secretary's Certificate Authorizing Edward J.
               Johnsen to Sign on behalf of Morgan Stanley & Co.
               Incorporated.                                      9